Steady Habit Brewing Company

Alcohol Manufacturing Brewery

We're moving on up!

SHBCBEER.COM





We are huge lovers of craft beer, but this is not a hobby for us. We take the business aspect very seriously and it has been our goal, since day one, to make Steady Habit a top regional brewery. We will do this with continued focus on high quality craft beer, targeted markets and strong partnerships.

Jim Venditti President - Director of Operations @ Steady Habit Brewing Company

Why you may want to support us...

1. We are a highly rated, established brand with "steady" growth since 2014.
2. Upgrading from a 2.5 barrel brew house to a new 15 barrel brew house which will increase our production by over 500%
3. New location is highly visible and centrally located in the ever growing Connecticut craft beer scene.

WE'VE RAISED $290,000 SINCE OUR FOUNDING

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Jim Venditti
President - Director of Operations
Jim took Steady Habit Brewing Company from $68,000 in revenues in 2016 to over $500,000 in 2018 with projected revenues to exceed the $1,000,000 mark within the next 3 years.



Amy Venditti
Vice President - Director of Sales and Marketing



Scott Cross
Head Brewer - Director of Brewery Operations

In the news

50 Must-Try Craft Beers from Each of the 50 States

From Alabama to Wyoming, Alaska to West Virginia, these are the craft beer picks to try this summer. Did your favorite brew make the list?

August 26, 2019 @ rd.com

Steady Habit Brewing Company

The concrete facade of Tony's Package Store - otherwise known as the beer cave - is paired with maroon awnings and resembles a billiard hall from 1975.

September 4, 2018 @ thefeastandthefroth.com

From the "Land of Steady Habits"

In April 2014, Steady Habit Brewing Company was established. It opened its doors to the public in January 2015, brewing on a 2.5 barrel system, in Haddam, Connecticut, just off the banks of the Connecticut River. Steady Habit was a "Grab & Go" growler fills only for nearly three years. The current ownership group purchased the brewery in April of 2017 and quickly filed the necessary paperwork to open up a full service tap room. We also began to distribute our products across the state establishing over 250 accounts. By September 2017 we realized we would quickly outgrow the original location and began the long tedious search for a new home. Finally in May of 2019, with the help from our First Select Woman and our Town Planner, we found our new location, just minutes up the road in the same town. We purchased a brand new Alpha Brewing Operations 15 Barrel, fully automated, brew house that will be put into place in our new home.

We have been working on relationships across the country to expand our presence into new markets outside of our area so when our new system comes on line, we will be in the appropriate position move the increased product.

Investor Q&A

– COLLAPSE ALL

What does your company do?

We are a manufacturer & distributor of top quality, hand crafted beer. We also operate a tap room that can accommodate over 200 guests.

Where will your company be in 5 years?

In five years, our goal is to be manufacturing and distributing product from multiple locations throughout the United States. We also have designs to open a second tap room in the South Eastern region of the US.

Why did you choose this idea?

We are huge lovers of craft beer, but this is not a hobby for us. We take the business aspect very seriously and it has been our goal, since day one, to make Steady Habit a top regional brewery. We will do this with continued focus on high quality craft beer, targeted markets and strong partnerships.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

The craft beer industry is still booming and there is plenty of room for growth, however, breweries with established brands and solid business plans will benefit the most from future expansion within this industry.

What is your proudest accomplishment?

Taking Steady Habit from a "grab & go" take out only brewery to outgrowing our current facility in less than 3 years.

How far along are you? What's your biggest obstacle?

We are in the process of moving into our new facility. The normal headaches that go along with a build out, planning, permitting are our biggest obstacles.

Who are your competitors? Who is the biggest threat?

I don't look at other breweries as competitors. We are all in this together and the more we help each other, the better we will all do.

What do you understand that your competitors don't?

We are focusing on the growth of our brand by establishing relationships for both production and distribution outside of our current markets. We also are focused on creating a comfortable, relaxing environment for our tap room clientele. We collect data from various sources and use that data to create products, services and an environment that caters to the groups that represent our customer base.

How will you make money?

Currently, sixty percent of our revenue comes through our retail sales in the tap room, which is our highest profit margin. We understand as our production grows and our distribution continues to expand, this split between taproom and wholesale will inevitably reverse.
We hope to generate between $11,000 and $14,000 per week in taproom sales in our first twelve months at our new location (though of course, this is not guaranteed). More ambitiously, we hope to increase these numbers to approximately $17,000 per week. Our wholesale distribution at max capacity without further expansion would be approximately $4500 per week.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

The biggest risk would be failing to produce a product that meets our quality standards. This would hugely impact our ability to sustain the needed wholesale distribution growth goals. We will never put out a sub par product, it is not worth the hit to our brand and our reputation. As long as we keep quality as our primary focus, everything else should fall into place.

What do you need the most help with?

The place where we need the most help is with establishing new relationships outside of our current market. We rely on contacts in other parts of the country to act as brand ambassadors for our products. To help us with recommendations on distributors and introductions to other breweries that may be interested in collaborating on a project to be distributed in their market as well as ours.

What would you do with the money you raise?

The money will be used to build out our new brewery, as working capital and to payoff some debt.

How has COVID-19 impacted your business?

The biggest impact has been the unknown--we do not know exactly how customer demand will change after shelter-in-place restrictions are lifted. It's impossible to say how long it will take for customer behavior to be back to normal. Since our main operation was already shut down before the COVID-19 pandemic, we believe we were relatively unaffected from shelter-in-place restrictions as compared to other breweries.